Exhibit 21.1

ACADEMY SPORTS AND OUTDOORS, INC. SUBSIDIARIES OF THE REGISTRANT[1]

Subsidiaries of Academy Sports and Outdoors, Inc.	State or Country of Incorporation or Formation

New Academy Holding Company, LLC	Delaware

Academy Managing Co., L.L.C.	Texas

Associated Investors, L.L.C.	Texas

Academy, Ltd.	Texas

Academy International Limited	Hong Kong

[1] Subsidiaries noted throughout this document may be direct or indirect subsidiaries of the Registrant.